SMIC 2011 Technology Symposium Held in Shanghai

First of Three China Symposiums Highlighting “United Innovation to Drive New Opportunities”

Shanghai, China – September 2, 2011 – Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), Mainland China’s largest and most advanced semiconductor foundry, held its eleventh technology symposium in Shanghai today. The Shanghai symposium was the first of three scheduled in 2011. The symposium showcased SMIC’s new manufacturing offerings, IP design and application platforms, IP and library solutions, ESD protection design methodology, and design enablement services. More than 300 customers, design service providers, SMIC technology partners, and vendors from around the world were in attendance.

The theme of SMIC’s 2011 Symposiums is “United Innovation to Drive New Opportunities.” SMIC’s Chairman Zhang Wenyi gave the opening address, emphasizing that SMIC continues to be an international and independent company that is committed to enhancing its operations, earning the trust of its customers, and forging mutually beneficial partnerships.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer, then discussed SMIC’s technology updates and fab operations strategies. After highlighting the company’s global position, he reinforced SMIC’s commitment to customer-focused operations, and to achieving on-time delivery, maximizing yields, and reducing cycle time. He also emphasized that SMIC will continue to invest in advanced technology capacity and strengthen its advanced technology node offerings in order to provide customers with leading value-added technology and service.

The symposium also featured an exhibition with more than 30 SMIC partners displaying their products and services, including libraries and IP, EDA tools, design services, packaging, testing, and others. Executives from Spreadtrum and ARM also gave presentations on the importance of partnerships within the semiconductor ecosystem.

John Peng, Associate Vice President and General Manager of SMIC’s China Business Unit, marked the end of the event by thanking the attendees for their continued support and collaboration, and expressing SMIC’s commitment to working closely with customers and partners in order to achieve further success.

In addition to the Shanghai symposium, SMIC will hold symposiums on September 15th in Beijing and on October 20th in Shenzhen. For details about the 2011 SMIC Technology Symposiums, please send email inquiries to symposium@smics.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Investor Contact
Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com